Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE nº 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     Date, time and place: On September 13, 2019, at 10:00 am, at the branch of Suzano S.A. (“Company”), at Avenida Brigadeiro Faria Lima, 1355, 7º andar, in the city of São Paulo, State of São Paulo, the Board of Directors were met.

2.                                     Participants: The following members of the Board of Directors of the Company were present in the Meeting: [David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director)].

3.                                     Chairman and Secretary: Mr. David Feffer presided the Meeting, and Mr. Vitor Tumonis acted as Secretary.

4.                                     Agenda: (I) analysis and resolution on the issuance of the eighth (8th) issue of debentures, not convertible into shares, unsecured, in single series, by the Company (“Debentures”), in the total amount of up to one billion reais (R$1,000,000,000.00) (“Issuance”), which will be object of a public offering with restricted efforts, pursuant to Law No. 6.385, of December 7, 1976, as amended (“Brazilian Securities Law”), of the Instruction of the Brazilian Securities and Exchange Commission (“CVM”) No. 476, of January 16, 2009, as amended (“CVM Instruction 476”), and of the other applicable legal and regulatory provisions (“Offering”), under a mixed placement regime; (II) authorize the Executive Board of the Company to perform all and any acts, execute any contracts and/or instruments and amendments that are necessary or convenient to the resolutions above, including, without limitation, to (a) discuss, negotiate and define the terms and conditions of the Debentures not set forth herein, including assumptions of early maturity of the Debentures and of the distribution agreement of the Debentures (“Distribution Agreement”); (b) hire and maintain hired, as appropriate, all the services providers necessary to perform the Issuance and the Offering, as well as legal advisors, distribution system of the Debentures in the primary market (MDA (as defined below)) and the trading system of the Debentures in the secondary market (CETIP21 (as defined below)), among others; (c) execute all and any instruments, contracts and documents and their amendments, including to reflect the result of the Bookbuilding Procedure (as defined below), and perform all the acts necessary or convenient for the formalization of the resolutions above, as well as (d) grant a power of attorney pursuant to the terms of article 22 of the Company’s bylaws, to the attorneys-in-fact in order to represent the Company in the performance of any and all acts which are necessary and convenient for the formalization of the resolutions above, including, without limitation, the execution of the “Instrumento Particular de Escritura de Emissão Pública de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, da Oitava Emissão de Suzano S.A.” (“Indenture”), of the Distribution Agreement and documents necessary to register the Debentures with the B3 S.A. — Brasil, Bolsa, Balcão, Segment CETIP UTVM (“B3”), among other documents; and (III) ratify all the acts which have been performed by the management of the Company related to the above matters.

5.                                     Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.                                     Resolutions: The Directors present, unanimously and without qualification, approved:

I.                                       According to the terms of article 59, paragraph 1, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporation Law”), the analysis and resolution on the performance of the eighth (8th) issuance of debentures, not convertible into shares, unsecured, in single series, by the Company, in the total amount of up to one billion reais (R$1,000,000,000.00) and of the Offering, according to the terms and conditions below:

(a)                                Allocation of the Funds. The net proceeds obtained by the Company from the Issuance shall be fully used in the ordinary course of the Company’s business.

(b)                                Placement. The Debentures will be the object of a public offering of distribution with restricted efforts, according to the terms of the Brazilian Securities Law, of CVM Instruction 476 and other applicable legal and regulatory provisions, and of the Distribution Agreement, with the intermediation of financial institutions which integrate the system of securities distribution responsible for the intermediation of the Offering (“Coordinators”), under a mixed placement regime, namely (i) firm placement commitment, for the amount of five hundred million reais (R$500,000,000.00); and (ii) best efforts, for the amount of five hundred million reais (R$500,000,000.00),targeted at professional investors, as defined in article 9-A of CVM Instruction No.  539, of November 13, 2013, as amended (“Professional Investors”), observing that the Offering shall be conducted if at least the Minimum Issuance Quantity (as defined below)is placed; therefore, partial distribution in the scope of the Offering will be admitted, according to the terms of the article 5-A of the CVM Instruction 476. In the event of the Minimum Issuance Quantity is not placed, the Offering will be cancelled and all the investment intentions will automatically be cancelled. In relation to the Minimum Issuance Quantity, which corresponds to the amount related to the firm commitment assumed by the Coordinators, eventual balance of Debentures not placed within the scope of the Offering will be cancelled by the Company through an amendment to the Indenture, without the need of any additional corporate resolution by the Company or general meeting of Debenture Holders.

(c)                                 Collection of Investment Intentions. The Coordinators organize a procedure of collection of investment intentions, without the receipt of reserves, without minimum or maximum lots, for checking and definition with the Company, observing the provisions of article 3 of the CVM Instruction 476, of the (i) Spread (as defined below), observing, also, the limit of the Interest (as defined below) set forth in item (r) below; and (ii) Issuance Total Amount (“Bookbuilding Procedure”). The result of the Bookbuilding Procedure shall be ratified by an amendment to the Indenture, to be executed prior to the first Payment Date (as defined below), without the need for any additional corporate resolution by the Company or general meeting of Debenture Holders;

(d)                                Subscription Term. Subject to the requirements to be set forth in the Indenture, the Debentures will be subscribed at any time from the start date of the Offering, in accordance with articles 7-A and 8, paragraph 2 of CVM Instruction 476 and 8-A of CVM Instruction 476 and the Distribution Agreement.

(e)                                 Form of Subscription and Paying in and Paying in Price. The Debentures will be subscribed and paid through the MDA — Assets Distribution Module (“MDA”), managed and operated by B3, the distribution will be financially settled by means through B3 by not more than fifty (50) Professional Investors, in cash upon subscription (“Payment Date”), and in legal tender, at the Nominal Unit Value (as defined below) (“Payment Price”). If on the Payment Date the subscription and payment of all of the Debentures is not made due to operational reasons, the payment shall occur no later than one (1) Business Day counted from the Payment Date. In this case, the Payment Price for the Debentures which were paid in after the Payment Date shall be the Nominal Unit Value, plus Interest, calculated pro rata temporis, from the first Payment Date until the date it is effectively paid, using, for such, the subscription price, calculated with eight (8) decimal places, without rounding, in accordance with standards of liquidation applicable to B3. The Debentures may be placed with premium or discount, to be defined, if applicable, upon subscription and paying in of the Debentures.

(f)                                  Trading. The Debentures will be deposited for trading in the secondary market through CETIP21 — Títulos e Valores Mobiliários, administered and managed by B3 (“CETIP21”), and trading will be financially settled through B3 and the Debentures will be deposited electronically with B3. The Debentures may only be traded in regulated securities markets after ninety (90) days from each subscription or acquisition by the investor, pursuant to article 13 of the CVM Instruction 476, except by the lot of Debentures, which is purpose of the firm commitment by the Coordinators indicated at the time of subscription, observing, in the subsequent trading, the limits and conditions set forth in articles 2 and 3 of the CVM Instruction 476, observing, also, the compliance by the Company with the obligations set forth in article 17 of CVM Instruction 476

(g)                                Number of the Issue. The Debentures represent the eighth issue of debentures of the Company.

(h)                                Total Amount of the Issue. The total Issue amount shall be of up to one billion reais (R$1,000,000,000.00), on the Issue Date, observing the possibility of partial distribution, whereas the total value of the Issuance to be effectively placed will be defined after conclusion of the Bookbuilding Procedure (“Total Amount of the Issue “).

(i)                                   Quantity. There shall be issued, at least, fifty thousand (50,000) Debentures (“Minimum Issuance Quantity”) and, at the most, one hundred thousand (100,000) Debentures, observing the possibility of partial distribution of the Debentures, it being established that the final quantity of Debentures shall be ratified by mutual agreement between the Company and the Coordinators, in accordance with the result of the Bookbuilding Procedure, and that an eventual balance of Debentures not placed in the scope of the Offering shall be cancelled by the Company, through an amendment to the Indenture, in order to reflect the final quantity of Debentures, without the need for a resolution by the Company or a meeting of Debenture holders.

(j)                                   Nominal Unit Value. The Debentures shall have a Nominal Unit Value of ten thousand reais (R$10,000.00), on the Issue Date (“Nominal Unit Value”).

(k)                                Series. The Issue will be held in a single series.

(l)                                   Form and Proof of Title. The Debentures will be issued as registered, book-entry debentures and without issue of certificates, whereas, for all legal purposes, title to the Debentures shall be evidenced by a statement issued by the Bookkeeping Agent (as defined below), and, additionally, with respect to the Debentures which are held in custody electronically at B3, shall be evidenced by the statement issued by B3 in the name of the holder of the Debentures (“Debenture Holder”).

(m)                            Convertibility. The Debentures will not be convertible into shares issued by the Company.

(n)                                Type. The Debentures shall be unsecured, pursuant to article 58 of the Brazilian Corporation Law, without any guarantee and preemptive rights.

(o)                                Issue Date. For all legal effects, the issue date of Debentures will be September 15, 2019 (“Issue Date”).

(p)                                Term and Maturity Date. Except for the hypotheses of early redemption of Debentures or early maturity of obligations resulting from the Debentures, pursuant to the Indenture, the term of Debentures is nine (9) years from the Issue Date, thus maturing on September 15, 2028 (“Maturity Date”).

(q)                                Payment of the Nominal Unit Value. Without prejudice to payments resulting from the early redemption of Debentures, extraordinary amortization of Debentures or early maturity of obligations resulting from the Debentures, in accordance with the Indenture, the Nominal Unit Value of Debentures will be amortized in one (1), installment on the Maturity Date.

(r)                                 Interest. Interest on Debentures will be as follows: (i) inflation adjustment: the balance of the Nominal Unit Value of the Debentures will not be adjusted by inflation; and (ii) remuneration interest: the Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures, as appropriate, will attract interest corresponding to one hundred percent (100.00%) of the cumulative variation in the average daily rates of Interbank Deposits (DI) over extra group, expressed as a percentage per year of two hundred fifty-two (252) business days, calculated and published daily by B3, in its daily bulletin, which is available on its website (http://www.b3.com.br) (“DI Rate”) plus the spread of a certain percentage per year, base two hundred and fifty-two (252) business days, to be defined in accordance with the Bookbuilding Procedure, and, in any case, limited to one integer and twenty hundredths percent (1.20%) per annum, base two hundred and fifty-two (252) business days (“Spread”, and, together with the DI Rate, “Interest”), calculated exponentially and cumulatively on a pro rata temporis basis, per days elapsed, from the first Payment Date or the date of Interest payment immediately prior to it, as applicable, until the effective payment date. Without prejudice to payments resulting from the early redemption of Debentures, extraordinary amortization of Debentures or early maturity of obligations resulting from the Debentures, in accordance with the Indenture, the Interest will be paid semiannually from the Issue Date, on the 15th of March and September of each year, the first payment occurring on March 15, 2020 and the last, on the Maturity Date. The Interest shall be calculated according to the formula to be set forth on the Indenture

(s)                                  Scheduled Renegotiation. There will be no scheduled renegotiation.

(t)                                   Optional Early Redemption. The Company may, at its sole discretion, at any time from the term to be negotiated in the Indenture, and upon prior notice to the Debenture Holders (by publication of advertisement according to the terms of the Indenture or of individual communication to all the Debenture Holders, with copy to the trustee), to the trustee, to the bookkeeping agent, to the bank conducting the settlement and to B3, according to the terms of the Indenture, carry out the early redemption of all or part of the Debentures, and the consequent cancellation of such Debentures, by paying the balance of the Nominal Unit Value of the Debentures, plus Interest, calculated on a pro rata temporis basis from the first Payment Date or payment date of the immediately prior Interest, as applicable, until the date of effective payment, plus a bonus on the early redemption amount to be described in the Indenture

(u)                                Optional Extraordinary Amortization. The Company may, at its sole discretion, and upon prior notice to the Debenture Holders (by publication of advertisement according to the terms of the Indenture or of individual communication to all the Debenture Holders, with copy to the trustee), to the trustee, to the bookkeeping agent, to the bank conducting the settlement and to B3, according to the terms of the Indenture, carry out extraordinary amortization of the the Nominal Unit Value or the balance of the Nominal Unit Value of all the Debentures by paying the installment to be amortized from the balance of the Nominal Unit Value of the Debentures, limited to ninety-eight percent (98%) of such balance, plus Interest, calculated on a pro rata temporis basis from the first Payment Date or payment date of the immediately prior Interest, as applicable, until the date of effective payment, plus a bonus on the early redemption amount to be described in the Indenture.

(v)                                Optional Acquisition. The Company may, at any time, acquire Debentures, provided that it observes the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, in article 13 and, as applicable, in article 15 of the CVM Instruction 476 and in the applicable CVM’s regulation. The Debentures acquired by the Company may, at the discretion of the Company, be cancelled, remain in treasury or be placed in the market again. The Debentures acquired by the Company to remain in treasury, if and when placed again in the market, shall be entitled to the same Interest applicable to the other Debentures.

(w)                              Right to Receive Payments. Those who are Debenture Holders at the end of the Business Day immediately prior to the relevant date of payment shall be entitled to receive any sum due to the Debenture Holders according to the terms of the Indenture.

(x)                                Place of Payment. The payments related to the Debentures and to any sums eventually due by the Company, according to the terms of the Indenture, will be made by the Company (i) with respect to the payments relative to the Nominal Unit Value, to the Interest and to the Default Charges, and with respect to the Debentures, which are being held in custody electronically at B3, by B3; or (ii) in the other cases, by the bookkeeping agent or at the registered office of the Company, as appropriate.

(y)                                Extension of the Terms. The terms related to the payment of any obligation set forth in the Indenture shall be considered extended until the first (1st) subsequent Business Day, if their maturity coincides with a day which is not a Business Day, no accretion to the amounts payable being due. It shall be considered a “Business Day “ (i) with respect to any monetary obligation, any day which is not a Saturday, Sunday or declared national holiday; and (ii) with respect to any non-pecuniary obligation set forth on the Indenture, any day when commercial banks are open for business in the City of São Paulo, State of São Paulo, which is not a Saturday, Sunday or declared national holiday.

(z)                                 Default Charges. In the event of lack of punctuality of any sum due by the Company to the Debenture Holders according to the terms of the Indenture, additionally to the payment of the Interest, calculated pro rata temporis, from the date of default until the date of effective payment, on all and any sums in arrears there shall accrue, regardless of notice, notification or judicial or extrajudicial communication, (i) default interest of one percent (1%) per month or fraction of month, calculated pro rata temporis, from the date of default until the date of effective payment; and (ii) a default fine of two percent (2%) (“Default Charges”).

(aa)                         Early Maturity: The obligations resulting from the Debentures shall have their early maturity declared in the assumptions and according to the terms to be set forth in the Indenture, which are substantially similar to those set forth in the “ Instrumento Particular de Escritura de Emissão Pública de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, da Sétima Emissão de Suzano Papel e Celulose S.A.” executed on December 7, 2018 by and between the Company and SLW Corretora de Valores e Câmbio Ltda.

II.                                  Pursuant to the bylaws of the Company, authorized the Board of Executive Officers of the Company to carry out any and all acts, execute any agreements and/or instruments and amendments, which are necessary or appropriate for the abovementioned resolutions, including, but not limited to (a) discussing, negotiating and defining the terms and conditions of the Debentures not set forth herein, including the Indenture and the Distribution Agreement; (b) hiring and keep hired all service providers for the Issuance and the Offer, including the trustee, the bookkeeper, the settlement bank and legal advisors, among others; and (c) execute any and all instruments, contracts and documents and their amendments, including to reflect the result of the Bookbuilding Procedure, and perform all the acts necessary or convenient to formalize the resolutions above, as well as (d) granting the powers of attorney, pursuant to article 22 of the bylaws of the Company, to attorneys-in-fact to represent the Company in carrying out any and all the necessary or appropriate measures acts to formalize the abovementioned resolutions, including, but not limited to, executing the Indenture, the Distribution Agreement and the documents necessary for B3, among other documents

III.                             Ratify all the actions taken Company’s management related to the matters above.

7.                                     Adjournment: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all the Directors who participated.

São Paulo, SP, September 13, 2019.

David Feffer	Vitor Tumonis
Presiding Officer and Chairman of the Board	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman of the Board	Vice-Chairman of the Board

Antonio de Souza Corrêa Meyer	Jorge Feffer
Director	Director

Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

Rodrigo Kede de Freitas Lima	Ana Paula Pessoa
Director	Director